

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2024

Claire Mazumdar, Ph.D., M.B.A.
Chief Executive Officer
Bicara Therapeutics Inc.
116 Huntington Avenue, Suite 703
Boston, MA 02116

> **Re:** **Bicara Therapeutics Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.9 and 10.10**
> **Filed August 22, 2024**
> **File No. 333-281722**

Dear Dr. Claire Mazumdar:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gabriela Morales-Rivera, Esq.